Exhibit 3.2
AMENDED DESIGNATION, RIGHTS AND PREFERENCES
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
MDRNA, INC.
     MDRNA, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
     1. The name of the corporation is MDRNA, Inc. (hereinafter called the “Corporation”). The Corporation was originally incorporated under the name Nastech Pharmaceutical Company Inc.
     2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 23, 1983. The Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 20, 2005, which Restated Certificate of Incorporation was amended by the filing of a Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware on June 10, 2008. The Corporation filed a Certificate of Designation, Rights and Preferences of Series A Junior Participating Preferred Stock with the Secretary of State of the State of Delaware on January 17, 2007.
     3. Pursuant to a resolution of the Board of Directors of the Corporation adopted on April 4, 2008 to increase the number of authorized shares of Series A Junior Participating Preferred Stock from 50,000 shares to 90,000 shares, Article FOURTH, paragraph (c) of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:
“Ninety thousand (90,000) of the authorized shares of Preferred Stock are hereby designated “Series A Junior Participating Preferred Stock.”
     4. Pursuant to a resolution of the Board of Directors of the Corporation adopted on April 4, 2008 to increase the number of authorized shares of Series A Junior Participating Preferred Stock from 50,000 shares to 90,000 shares, Article FOURTH, paragraph (d), Section 1 of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:
“Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 90,000. Such number of shares may be increased or decreased by resolution of the Board of Directors of the Corporation (hereinafter called the “Board of Directors” or the “Board”); provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.
     5. This Amended Designation, Rights and Preferences of Series A Junior Participating Preferred Stock was adopted by the Corporation’s Board of Directors pursuant to Sections 151(g) of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the Corporation has caused this Amended Designation, Rights and Preferences of Series A Junior Participating Preferred Stock to be executed in its corporate name by Bruce R. York, its authorized officer, this 10th day of June, 2008.

MDRNA, INC.
By:	/s/ Bruce R. York
Name:	Bruce R. York
Title:	Secretary and Chief Financial Officer